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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER

                  PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                               WPP GROUP PLC
              (Translation of registrant's name into English)

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                  27 Farm Street, London, W1X 6RD, England
                  (Address of principal executive offices)

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                     Indicate by check mark whether the registrant
            files or will file annual reports under cover of Form
            20-F or Form 40-F.

                    Form 20-F     X     Form 40-F
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                     Indicate by check mark whether the registrant by
            furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes             No      X
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                     If "Yes" is marked, indicate below the file number
            assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

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                                 SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 15, 2000                WPP GROUP PLC
                                       (Registrant)

                                       By:  /s/ Paul Richardson
                                          --------------------------------
                                           Name:   Paul Richardson
                                           Title:  Group Finance Director
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                               EXHIBIT INDEX
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Exhibit No.                   Description
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  99.1                 Press Release dated August 14, 2000

  99.2                 Press Release dated August 14, 2000

  99.3                 Appendices to Press Releases